Exemption # 82-34899

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven Cloutier, President and Chief Executive Officer of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006

Steven Cloutier
President and Chief Executive Officer
Rockyview Energy Inc.

SUPPL

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Alan MacDonald, Vice President, Finance, Chief Financial Officer and Corporate Secretary of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006

Alan MacDonald
Vice President, Finance, Chief Financial Officer
and Corporate Secretary
Rockyview Energy Inc.

Rockyview Energy

TSX: RVE

Q1 2006

FOR THE THREE MONTHS ENDED MARCH 31, 2006

PRESIDENT'S MESSAGE

Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its report for the three month period ended March 31, 2006.

The highlight of the quarter was closing the $67 million acquisition of Espoir Exploration Corp. ("Espoir"), a transaction that added approximately 935 boe per day of production in two core areas and an inventory of high quality exploration and development prospects. This complemented the solid base that Rockyview had established in the greater Wood River area of Central Alberta when it commenced operations in June 2005.

Shortly after completing the Espoir transaction, the Company announced a 36,000 acre farm-in at Thunder/Neerlandia, an area adjacent to the newly acquired lands. The terms of the farm-in call for Rockyview to drill four earning wells by mid-summer 2006, which will provide the Company with a rolling option on future drilling. One well was drilled and completed by the end of the first quarter. The balance of the three wells will be drilled by mid-July.

Capital expenditures (excluding the acquisition of Espoir) during the first quarter amounted to $9.17 million and comprised $4.77 million for facilities, $3.71 million on drilling and completions and $0.69 million on land and seismic. Our focus during the period was to complete the tie-ins and compression projects related to our 2005 drilling program, which saw the Company drill 55 (39 net) Belly River and Horseshoe Canyon CBM wells during the last one hundred days of the year, creating estimated net production additions of 5-6 mmcf per day that started to come on in increments in early March and will continue to do so until mid-summer, 2006. With most of that weighted to the second quarter, the impact on first quarter production was nominal. Results exceeded budget estimates, with the Horseshoe Canyon wells averaging in excess of 150 mcf per day over 30-60 day periods.

Notwithstanding the current gas price environment, Rockyview remains very bullish on the long-term prospects for the commodity and is committed to drilling its identified prospects. Rockyview believes that it is important to maintain the momentum it established at the end of 2005 and into 2006 through the rest of the year. Funding for the capital program will come from cash flow and debt. In that regard, the Company's credit facility has been increased to $40 million. Under appropriate circumstances, equity may also be considered.

The Company has now had an opportunity to examine the long-term drilling prospects it has in inventory. Among those that represent higher-impact well events is the potential resident in the Upper Mannville formation for CBM. The progress of this play type in Central and West-Central Alberta continues to expose Rockyview to a potentially large resource. With 55 net undeveloped sections of land prospective for CBM in the Upper Mannville, the Company is closely monitoring several horizontal drilling projects adjacent to its acreage. Although no capital has been allocated to drilling any Mannville CBM wells during 2006, Rockyview may revisit the issue later in the year.

Notwithstanding the drilling success, shortages of skilled labour, equipment and material have made the execution of the capital program more complex and expensive. While Rockyview remains confident that it will continue to drill successful wells, the reality of the current environment is that projects will take longer to complete.

Steve Cloutier
President & Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended March 31, 2006	Three months ended December 31, 2005
FINANCIAL ($)		
Revenue before royalties	**7,954,079**	6,993,066
Net income (loss)	**(80,297)**	1,383,782
Per share - basic and diluted	**(0.00)**	0.11
Cash flow from operations	**3,856,439**	4,016,113
Per share - basic	**0.21**	0.33
Per share - diluted	**0.20**	0.33
Total assets	**145,343,833**	63,243,557
Working capital (deficiency)	**(5,575,759)**	949,643
Bank loan	**20,000,000**	–
Capital asset acquisitions	**67,279,786**	–
Capital expenditures	**9,174,940**	10,636,569
Market		
Shares outstanding		
End of period	**19,492,478**	12,049,077
Weighted average - basic	**18,581,144**	12,037,058
Weighted average - diluted	**18,841,723**	12,301,818
OPERATIONS		
Average daily production		
Light crude oil (bbl/d)	**58**	46
NGLs (bbl/d)	**63**	25
Natural gas (mcf/d)	**10,022**	5,682
Total (boe/d)	**1,791**	1,018
Average wellhead prices		
Light crude oil ($/bbl)	**60.46**	59.49
NGLs ($/bbl)	**56.23**	61.11
Natural gas ($/mcf)	**7.90**	11.97
Average ($/boe)	**48.11**	71.02
Operating netback ($/boe)	**27.98**	48.90

MANAGEMENT'S DISCUSSION & ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of May 10, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006, and the December 31, 2005 audited annual financial statements and related note disclosures. The December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation *– The Company commenced operations in June 2005. Accordingly, there are no comparatives for this quarterly reporting period. The Company has, however, chosen to include the three month period ended December 31, 2005 for comparative purposes.*

Non-GAAP Measurements *- The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the statement of cash flow in the unaudited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements *– Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

PRODUCTION

Average daily production volumes	Three months ended March 31, 2006	Three months ended December 31, 2005
Light crude oil (bbl/d)	**58**	46
NGLs (bbl/d)	**63**	25
Natural gas (mcf/d)	**10,022**	5,682
Total (boe/d)	**1,791**	1,018
Production split		
Light oil and NGLs	**7%**	7%
Natural gas	**93%**	93%

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

The Company's focus during the first quarter of 2006 was the pipelining and tie-in of wells drilled at Wood River during the last quarter of 2005. These wells are being tied into a new 1,000 hp compression facility specifically designed to accommodate this

new production. The installation of new compression facilities necessitated shutting-in production at Wood River for five days while pipelines were re-routed to the appropriate compressors.

Initial production rates from these Horseshoe Canyon CBM wells are averaging in excess of 150 mcf per day over a 30 to 60 day period, which is higher than the Company's initial expectations.

Production for the week ended April 30, 2006 averaged 2,150 boe per day. The Company's production continues to be weighted 7% light oil and NGLs and 93% natural gas.

PETROLEUM AND NATURAL GAS SALES

	Three months ended March 31, 2006	Three months ended December 31, 2005
Light crude oil	**$ 315,467**	$ 253,481
NGLs	**319,361**	140,671
Natural gas	**7,121,137**	6,259,545
Royalty and other income	**198,114**	339,369
Gross oil and gas revenue	**7,954,079**	6,993,066
Per boe	**$ 49.34**	$ 74.64

The Company sells all of its gas into the spot market based on the Alberta AECO reference price. AECO spot averaged $7.48 per mcf in the first quarter of 2006, down 35% from the average of $11.60 per mcf in the fourth quarter of 2005. Crude oil prices are derived from the West Texas Intermediate ("WTI") average price and the U.S. exchange rate. For the three months ended March 31, 2006, the WTI oil price averaged U.S.$63.81 and the $U.S./$Cdn. exchange rate averaged 1.1545 (Cdn.$0.866).

The average prices realized during the first quarter by the Company were $60.46 per bbl for light crude oil, $56.23 per bbl for NGLs and $7.90 per mcf for natural gas.

The first quarter of 2006 saw natural gas prices at AECO decline from year-end 2005 levels. Natural gas storage is currently 1.90 Tcf, approximately 60% higher than the 5 year average. With the crude oil to natural gas price ratio over 10, natural gas is inexpensive versus other energy products. While we do not expect to see an appreciable increase in natural gas prices during the next two quarters due to the higher volumes in storage, we do believe that the long-term fundamentals for natural gas prices remain strong.

The Company has no hedging contracts in place, nor does it currently intend to hedge in 2006.

ROYALTIES

	Three months ended March 31, 2006	Three months ended December 31, 2005
Crown royalties	**$ 1,490,391**	$ 949,221
Freehold royalties	**101,056**	212,208
Overriding royalties	**274,268**	202,454
Total royalties	**1,865,715**	1,363,883
% of oil and gas revenue	**23.5%**	19.5%
Per boe	**$ 11.57**	$14.56

Royalties for the first quarter of 2006 averaged 23.5% of oil and gas revenue, up from 19.5% in the fourth quarter of 2005, and reflects expected higher royalty rates on higher productivity wells acquired from Espoir. Lower royalty rates applicable to lower productivity CBM wells will result in a reduction to the overall royalty rate for the balance of the year.

OPERATING EXPENSES

	Three months ended March 31, 2006	Three months ended December 31, 2005
Operating expense	**$ 1,370,252**	$ 894,128
Per boe	**$ 8.50**	$ 9.54

Operating expenses totalled $1,370,252 for the first quarter of 2006, or $8.50 per boe. The Company continued with its well workover and compressor maintenance program at Wood River and conducted a full compressor overhaul while production was shut-in for 5 days to accommodate the installation of new compression facilities. Both the 1,000 hp compressor added during the first quarter and a 1,200 hp compressor scheduled to be added during the third quarter of 2006, will reduce the volume of gas going through the existing compressor facilities, lessening the workload on that compressor and thereby reducing maintenance costs. The Company has successfully integrated the Espoir properties into its operations.

TRANSPORTATION COSTS

	Three months ended March 31, 2006	Three months ended December 31, 2005
Transportation expense	**$ 208,591**	$ 153,767
Per boe	**$ 1.29**	$ 1.64

Transportation costs for the quarter ended March 31, 2006 were $208,590, or $1.29 per boe and reflect lower pipeline tariffs on the Espoir properties.

OPERATING NETBACK

($ per boe)	Three months ended March 31, 2006	Three months ended December 31, 2005
Revenues	**$ 49.34**	$ 74.64
Royalties	**(11.57)**	(14.56)
Operating expense	**(8.50)**	(9.54)
Transportation	**(1.29)**	(1.64)
Operating netback	**$ 27.98**	$ 48.90

The operating netback for the first quarter of 2006 was $27.98, 42.8% lower than the previous quarter and reflects the significant decrease in natural gas prices combined with expected higher royalty rates on the Espoir properties during the period.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31, 2006	Three months ended December 31, 2005
General and administrative - gross	**$ 923,999**	$ 898,713
Capital and operating recoveries	**(323,655)**	(379,741)
Capitalized	**(163,452)**	(139,531)
General and administrative - net	**$ 436,892**	$ 379,441
Per boe	**$ 2.71**	$ 4.05

General and administrative expenses for the three months ended March 31, 2006 totalled $436,892, or $2.71 per boe. The Company capitalized $163,452 of general and administrative costs associated with its exploration and development program during the first quarter. The Company's general and administrative expenses have increased on an overall basis as a result of the acquisition of Espoir, but decreased 33.1% on a per boe basis as a result of adding the Espoir production.

INTEREST EXPENSE

	Three months ended March 31, 2006	Three months ended December 31, 2005
Interest expense	**$ 216,190**	$ –
Per boe	**$ 1.34**	$ –

Prior to the acquisition of Espoir, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency of $12.73 million. The balance of the bank loan at March 31, 2006 was $20.00 million.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended March 31, 2006	Three months ended December 31, 2005
Compensation expense	**$ 212,480**	$ 109,854
Per boe	**$ 1.32**	$ 1.17

For the quarter ended March 31, 2006, the Company had stock-based compensation of $212,480, or $1.32 per boe, reflecting the granting of 730,333 stock options during the period. The amount remaining for future recognition over the vesting period of the options is $2,242,820.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended March 31, 2006	Three months ended December 31, 2005
Depletion and depreciation	**$ 3,606,663**	$ 1,675,787
Accretion	**36,074**	16,676
	$ 3,642,737	$ 1,692,463

Depletion and depreciation for the quarter amounted to $3,606,663 ($22.37 per boe), compared to $17.89 per boe in the fourth quarter of 2005. The increase in depletion and depreciation expense, on both an overall and on a per boe basis, is due to the cost associated with the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $36,074 ($0.24 per boe) and also reflects the accretion of the asset retirement obligation assumed on the Espoir acquisition.

INCOME TAXES

For the first quarter of 2006, the Company recorded an income tax provision of $81,519. The Company recorded a future income tax liability of $13.89 million on the acquisition of Espoir.

CASH FLOW AND NET INCOME

Cash flow for the quarter ended March 31, 2006 was $3,856,439 or $0.21 per share basic ($0.20 diluted). This cash flow reflects the 35% decrease in the average AECO spot gas price during the period.

Net loss for the first quarter of 2006 was $80,297, or $0.00 per share basic and diluted.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006	2005		
	Q1	Q4	Q3	Q2
Revenue	**7,954,079**	6,993,066	5,711,873	490,215
Net income/(loss)				
Per share - basic and diluted	**(0.00)**	0.11	0.06	(0.02)
Cash flow from operations				
Per share - basic	**0.21**	0.33	0.27	0.16
Per share - diluted	**0.20**	0.33	0.27	0.13
Total assets	**145,343,833**	63,243,557	55,550,814	50,720,768
Bank loan	**20,000,000**	–	–	–

Total revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices in the first quarter of 2006. The increase in revenues in the first quarter of 2006 is due to the production volumes added from the Espoir acquisition. Cash flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

In the first quarter of 2006, the Company drilled 7 (4.1 net) wells, 3 (3.0 net) at Kneller and Bittern, 3 (0.5 net) in the great Wood River area and 1 (0.6 net) at Thunder in western Alberta. These wells will be tested for production rates in the second quarter of 2006. In addition, the Company pre-set surface casing on 8 (6.8 net) wells of the first round of 2006 drilling at Wood River prior to the end of the quarter. These wells will be drilled out immediately following spring break-up. Rockyview's first quarter drilling program at Thunder was curtailed due to lack of rig availability and early break-up.

The Company's main focus during the first quarter concentrated on the compression, pipelining and tie-in of gas wells drilled at Wood River during the fourth quarter of 2005. By the end of the first quarter, 12 gross wells had been tied–in and placed on production, with another 12 gross wells on production by April 30, 2006.

	Three months ended March 31, 2006	Three months ended December 31, 2005
Corporate acquisition	**$ 67,279,786**	$ –
Land and lease	**563,866**	983,899
Geological and geophysical	**126,388**	119,916
Drilling and completions	**3,534,898**	7,140,633
Equipment and facilities	**4,769,983**	2,229,412
Capitalized administrative	**163,452**	139,531
Office	**16,353**	23,178
Net capital expenditures	**$ 76,454,726**	$ 10,636,569

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, the Company had drawn $20.0 million on its $30.0 million credit facility. Following the annual review of its independent reserves report, the Company's banker increased the credit line to $40.0 million. At May 10, 2006, the amount drawn on the bank line had increased to $26.5 million.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing

corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On May 10, 2006, there were 19,492,478 common shares outstanding, 894,172 outstanding warrants and 1,702,835 unvested stock options with an average exercise price of $5.40 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in Rockyview's annual report.

CRITICAL ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs.

OUTLOOK

The Company's capital budget for 2006 is set at $40.0 million, with plans to drill 84 (58 net) wells, of which 57 (39 net) wells are to target coalbed methane gas in the Horseshoe Canyon coals. The decline in natural gas prices and the delay in completing the tie-ins on the wells drilled in 2005 will result in lower than projected cash flow for 2006, resulting in a larger component of the 2006 capital program being financed by debt. Under appropriate circumstances, equity may be considered to pay down debt.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

CONSOLIDATED BALANCE SHEET

(unaudited)

	March 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash	$ 206,789	$ 5,948,526
Accounts receivable	7,202,192	4,990,016
Other current assets	1,351,820	530,490
	8,760,801	11,469,032
Goodwill (note 3)	11,193,868	–
Future income taxes	–	2,961,870
Property, plant and equipment (note 4)	125,389,164	48,812,655
	$ 145,343,833	$ 63,243,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,336,561	$ 10,519,389
Long-term debt (note 7)	20,000,000	–
Future income taxes	11,005,470	–
Asset retirement obligations (note 5)	2,069,882	997,315
	47,411,913	11,516,704
SHAREHOLDERS' EQUITY		
Share capital (note 6)	94,871,514	48,797,413
Warrants (note 6)	572,270	573,487
Contributed surplus (note 6)	473,574	261,094
Retained earnings	2,014,562	2,094,859
	97,931,920	51,726,853
	$ 145,343,833	$ 63,243,557

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(unaudited)

	Three months ended March 31, 2006	Three months ended December 31, 2005
REVENUE		
Petroleum and natural gas	$ 7,954,079	$ 6,993,066
Royalties expense	(1,865,715)	(1,363,883)
	6,088,364	5,629,183
EXPENSES		
Operating	1,370,252	894,128
Transportation	208,591	153,767
General and administrative	436,892	379,441
Stock-based compensation	212,480	109,854
Interest	216,190	–
Depletion, depreciation and accretion	3,642,737	1,692,463
	6,087,142	3,229,653
Net income before income taxes	1,222	2,399,530
Current income tax expense	–	185,734
Future income tax expense	81,519	830,014
Net income (loss)	(80,297)	1,383,782
Retained earnings, beginning of period	2,094,859	–
Retained earnings, end of period	$ 2,014,562	$ 1,383,782
Net income (loss) per share - basic and diluted (note 6)	($ 0.00)	$ 0.11

see accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	Three months ended March 31, 2006	Three months ended December 31, 2005
Cash flows from operating activities		
Net income (loss)	$ (80,297)	$ 1,383,782
Items not affecting cash		
Depletion, depreciation and accretion	3,642,737	1,692,463
Stock-based compensation expense	212,480	109,854
Future income taxes	81,519	830,014
Cash flow from operations	3,856,439	4,016,113
Net change in non-cash working capital items	264,180	65,257
Net cash provided by operating activities	4,120,619	4,081,370
Cash flow from financing activities		
Issue of shares for cash upon exercise of warrants	10,005	–
Increase in bank loan	11,000,000	–
Purchase shares for cancellation	–	(229,797)
Net cash used in financing activities	11,010,005	(229,797)
Cash flow from investing activities		
Acquisition of Espoir Exploration Corp.	(8,487,278)	–
Additions to property, plant and equipment	(9,174,940)	(10,636,569)
Changes in non-cash working capital - investing items	(3,210,143)	4,476,960
Net cash used in investing activities	(20,872,361)	(6,159,609)
Change in cash during the period	(5,741,737)	(2,308,036)
Cash - beginning of period	5,948,526	8,256,562
Cash - end of period	$ 206,789	$ 5,948,526
Supplemental information:		
Interest paid	$ 217,317	$ –

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 *(unaudited)*

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005. Accordingly, there are no comparative financial statements for the three month period ended March 31, 2005. The Company has, however, chosen to include the three month period ended December 31, 2005 for comparative purposes.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal period ended December 31, 2005 other than the consolidation of the Company's wholly owned subsidiary, Rockyview Oil & Gas Ltd. The disclosures provided below are incremental to those included with the annual financial statements. The interim consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the period ended December 31, 2005.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill is tested at least annually for impairment. Impairment is charged to income during the period in which it is deemed to have occurred.

The test for impairment is the comparison of the book value of net assets to the fair value of the Company. If the fair value of the Company is less than its book value, the impairment loss is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their value. The excess of the Company's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

3. ACQUISITION OF ESPOIR EXPLORATION CORP.

On January 11, 2006, Rockyview acquired the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") and immediately changed its name to Rockyview Oil & Gas Ltd. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation and consideration paid is as follows:

	March 31, 2006
Net assets acquired at assigned values	
Working capital deficiency	$ (3,729,629)
Property, plant and equipment	62,855,000
Undeveloped land and seismic	8,096,837
Goodwill	11,193,868
Bank loan	(9,000,000)
Asset retirement obligation	(980,098)
Future income taxes	(13,885,821)
Net assets acquired	$ 54,550,157
Consideration given	
Common shares issued (7,441,499 shares)	$ 46,062,879
Cash	8,324,883
Acquisition costs	162,395
	$ 54,550,157

4. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	$ 132,813,509	$ 7,633,687	$ 125,179,822
Furniture and office equipment	255,135	45,793	209,342
	$ 133,068,644	$ 7,679,480	$ 125,389,164

During the period the Company capitalized $163,452 of general and administrative expenses related to development activities. As at March 31, 2006, the depletion calculation excluded unproved properties of $13.1 million.

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	March 31, 2006	December 31, 2005
Balance, beginning of period	$ **997,315**	$ –
Liabilities acquired	**980,098**	808,732
Liabilities incurred	**56,395**	153,951
Liabilities settled	**–**	–
Accretion expense	**36,074**	34,632
Balance, end of period	$ **2,069,882**	$ 997,315

The total undiscounted amount of future cash flows required to settle the obligation at March 31, 2006 is $9,622,000.

6. SHARE CAPITAL

(a) Issued

Common shares:	Number	Amount
Balance - beginning of period	12,049,077	$ 48,797,413
Acquisition of Espoir	7,441,499	46,062,879
Issued on exercise of warrants	1,902	11,222
Balance - end of period	19,492,478	$ 94,871,514

Warrants:	Number	Amount
Balance - beginning of period	896,074	$ 573,487
Exercised	(1,902)	(1,217)
Balance - end of period	894,172	$ 572,270

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26.

(b) Stock Options

The following table sets forth a reconciliation of stock option plan activity during the period:

Stock options:	Number	Weighted Average Price
Balance - beginning of period	907,502	$ 4.86
Granted	730,333	5.98
Balance - end of period	1,637,835	$ 5.36
Exercisable - end of period	–	$ –

(c) Stock-Based Compensation

The fair value of options granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
11-Jan-06	730,333	29%	3.86%	3	$ 1,073,590
Unrecognized compensation at January 1, 2006					1,381,710
					2,455,300
Stock-based compensation recognized in period					(212,480)
Amount for future recognition					$ 2,242,820

(d) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Weighted Average Shares
Basic	18,581,144
Warrants	260,579
Diluted	18,841,723

7. BANK LOAN

At March 31, 2006, the Company had a $30.0 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The borrowing base is subject to a semi-annual review by the bank. On May 10, 2006, the credit facility was increased to $40.0 million.

CORPORATE INFORMATION

DIRECTORS

John Howard [1][2][3][4]
Independent Businessman

Scott Dawson [2][3][4]
President & Chief Executive Officer
Open Range Energy Corp.

Nancy Penner [2][4]
Counsel
Parlee McLaws LLP

Martin Hislop [3]
Independent Businessman

Steven Cloutier
President & Chief Executive Officer

OFFICERS

Steven Cloutier, LLB
President & Chief Executive Officer

Daniel Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Vice President, Finance & Chief Financial Officer

Howard Anderson, P.Eng.
Vice President, Engineering

(1) Chairman of the Board
(2) Member of the audit committee
(3) Member of the reserves committee
(4) Member of corporate governance, nominating & compensation committee

CORPORATE OFFICE

2250, 801 – 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS

invest@rockyviewenergy.com
www. rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT

Olympia Trust Company
2300, 125 – 9th Avenue S.W.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK

Bank of Nova Scotia

AUDITORS

PricewaterhouseCoopers LLP

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

ENGINEERING CONSULTANTS

Sproule Associates Limited

STOCK EXCHANGE

The Toronto Stock Exchange
Trading symbol: **RVE**

Rockyview Energy

Rockyview Energy Inc.
2250, 801 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 FAX: (403) 538-5050
EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

MANAGEMENT'S DISCUSSION & ANALYSIS

RECEIVED

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of May 10, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006, and the December 31, 2005 audited annual financial statements and related note disclosures. The December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation *– The Company commenced operations in June 2005. Accordingly, there are no comparatives for this quarterly reporting period. The Company has, however, chosen to include the three month period ended December 31, 2005 for comparative purposes.*

Non-GAAP Measurements *- The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the statement of cash flow in the unaudited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.*

BOE Presentation *– The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements *– Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

PRODUCTION

Average daily production volumes	**Three months ended March 31, 2006**	Three months ended December 31, 2005
Light crude oil (bbl/d)	**58**	46
NGLs (bbl/d)	**63**	25
Natural gas (mcf/d)	**10,022**	5,682
Total (boe/d)	**1,791**	1,018
Production split		
Light oil and NGLs	**7%**	7%
Natural gas	**93%**	93%

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

The Company's focus during the first quarter of 2006 was the pipelining and tie-in of wells drilled at Wood River during the last quarter of 2005. These wells are being tied into a new 1,000 hp compression facility specifically designed to accommodate this

new production. The installation of new compression facilities necessitated shutting-in production at Wood River for five days while pipelines were re-routed to the appropriate compressors.

Initial production rates from these Horseshoe Canyon CBM wells are averaging in excess of 150 mcf per day over a 30 to 60 day period, which is higher than the Company's initial expectations.

Production for the week ended April 30, 2006 averaged 2,150 boe per day. The Company's production continues to be weighted 7% light oil and NGLs and 93% natural gas.

PETROLEUM AND NATURAL GAS SALES

	Three months ended March 31, 2006	Three months ended December 31, 2005
Light crude oil	**$ 315,467**	$ 253,481
NGLs	**319,361**	140,671
Natural gas	**7,121,137**	6,259,545
Royalty and other income	**198,114**	339,369
Gross oil and gas revenue	**7,954,079**	6,993,066
Per boe	**$ 49.34**	$ 74.64

The Company sells all of its gas into the spot market based on the Alberta AECO reference price. AECO spot averaged $7.48 per mcf in the first quarter of 2006, down 35% from the average of $11.60 per mcf in the fourth quarter of 2005. Crude oil prices are derived from the West Texas Intermediate ("WTI") average price and the U.S. exchange rate. For the three months ended March 31, 2006, the WTI oil price averaged U.S.$63.81 and the $U.S./$Cdn. exchange rate averaged 1.1545 (Cdn.$0.866).

The average prices realized during the first quarter by the Company were $60.46 per bbl for light crude oil, $56.23 per bbl for NGLs and $7.90 per mcf for natural gas.

The first quarter of 2006 saw natural gas prices at AECO decline from year-end 2005 levels. Natural gas storage is currently 1.90 Tcf, approximately 60% higher than the 5 year average. With the crude oil to natural gas price ratio over 10, natural gas is inexpensive versus other energy products. While we do not expect to see an appreciable increase in natural gas prices during the next two quarters due to the higher volumes in storage, we do believe that the long-term fundamentals for natural gas prices remain strong.

The Company has no hedging contracts in place, nor does it currently intend to hedge in 2006.

ROYALTIES

	Three months ended March 31, 2006	Three months ended December 31, 2005
Crown royalties	**$ 1,490,391**	$ 949,221
Freehold royalties	**101,056**	212,208
Overriding royalties	**274,268**	202,454
Total royalties	**1,865,715**	1,363,883
% of oil and gas revenue	**23.5%**	19.5%
Per boe	**$ 11.57**	$14.56

Royalties for the first quarter of 2006 averaged 23.5% of oil and gas revenue, up from 19.5% in the fourth quarter of 2005, and reflects expected higher royalty rates on higher productivity wells acquired from Espoir. Lower royalty rates applicable to lower productivity CBM wells will result in a reduction to the overall royalty rate for the balance of the year.

OPERATING EXPENSES

	Three months ended March 31, 2006	Three months ended December 31, 2005
Operating expense	$ 1,370,252	$ 894,128
Per boe	$ 8.50	$ 9.54

Operating expenses totalled $1,370,252 for the first quarter of 2006, or $8.50 per boe. The Company continued with its well workover and compressor maintenance program at Wood River and conducted a full compressor overhaul while production was shut-in for 5 days to accommodate the installation of new compression facilities. Both the 1,000 hp compressor added during the first quarter and a 1,200 hp compressor scheduled to be added during the third quarter of 2006, will reduce the volume of gas going through the existing compressor facilities, lessening the workload on that compressor and thereby reducing maintenance costs. The Company has successfully integrated the Espoir properties into its operations.

TRANSPORTATION COSTS

	Three months ended March 31, 2006	Three months ended December 31, 2005
Transportation expense	$ 208,591	$ 153,767
Per boe	$ 1.29	$ 1.64

Transportation costs for the quarter ended March 31, 2006 were $208,590, or $1.29 per boe and reflect lower pipeline tariffs on the Espoir properties.

OPERATING NETBACK

($ per boe)	Three months ended March 31, 2006	Three months ended December 31, 2005
Revenues	$ 49.34	$ 74.64
Royalties	(11.57)	(14.56)
Operating expense	(8.50)	(9.54)
Transportation	(1.29)	(1.64)
Operating netback	$ 27.98	$ 48.90

The operating netback for the first quarter of 2006 was $27.98, 42.8% lower than the previous quarter and reflects the significant decrease in natural gas prices combined with expected higher royalty rates on the Espoir properties during the period.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31, 2006	Three months ended December 31, 2005
General and administrative - gross	$ 923,999	$ 898,713
Capital and operating recoveries	(323,655)	(379,741)
Capitalized	(163,452)	(139,531)
General and administrative - net	$ 436,892	$ 379,441
Per boe	$ 2.71	$ 4.05

General and administrative expenses for the three months ended March 31, 2006 totalled $436,892, or $2.71 per boe. The Company capitalized $163,452 of general and administrative costs associated with its exploration and development program during the first quarter. The Company's general and administrative expenses have increased on an overall basis as a result of the acquisition of Espoir, but decreased 33.1% on a per boe basis as a result of adding the Espoir production.

INTEREST EXPENSE

	Three months ended March 31, 2006	Three months ended December 31, 2005
Interest expense	$ 216,190	$ –
Per boe	$ 1.34	$ –

Prior to the acquisition of Espoir, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency of $12.73 million. The balance of the bank loan at March 31, 2006 was $20.00 million.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

	Three months ended March 31, 2006	Three months ended December 31, 2005
Compensation expense	$ 212,480	$ 109,854
Per boe	$ 1.32	$ 1.17

For the quarter ended March 31, 2006, the Company had stock-based compensation of $212,480, or $1.32 per boe, reflecting the granting of 730,333 stock options during the period. The amount remaining for future recognition over the vesting period of the options is $2,242,820.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended March 31, 2006	Three months ended December 31, 2005
Depletion and depreciation	$ 3,606,663	$ 1,675,787
Accretion	36,074	16,676
	$ 3,642,737	$ 1,692,463

Depletion and depreciation for the quarter amounted to $3,606,663 ($22.37 per boe), compared to $17.89 per boe in the fourth quarter of 2005. The increase in depletion and depreciation expense, on both an overall and on a per boe basis, is due to the cost associated with the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $36,074 ($0.24 per boe) and also reflects the accretion of the asset retirement obligation assumed on the Espoir acquisition.

INCOME TAXES

For the first quarter of 2006, the Company recorded an income tax provision of $81,519. The Company recorded a future income tax liability of $13.89 million on the acquisition of Espoir.

CASH FLOW AND NET INCOME

Cash flow for the quarter ended March 31, 2006 was $3,856,439 or $0.21 per share basic ($0.20 diluted). This cash flow reflects the 35% decrease in the average AECO spot gas price during the period.

Net loss for the first quarter of 2006 was $80,297, or $0.00 per share basic and diluted.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006	2005		
	Q1	Q4	Q3	Q2
Revenue	**7,954,079**	6,993,066	5,711,873	490,215
Net income/(loss)				
Per share - basic and diluted	**(0.00)**	0.11	0.06	(0.02)
Cash flow from operations				
Per share - basic	**0.21**	0.33	0.27	0.16
Per share - diluted	**0.20**	0.33	0.27	0.13
Total assets	**145,343,833**	63,243,557	55,550,814	50,720,768
Bank loan	**20,000,000**	–	–	–

Total revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices in the first quarter of 2006. The increase in revenues in the first quarter of 2006 is due to the production volumes added from the Espoir acquisition. Cash flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

In the first quarter of 2006, the Company drilled 7 (4.1 net) wells, 3 (3.0 net) at Kneller and Bittern, 3 (0.5 net) in the great Wood River area and 1 (0.6 net) at Thunder in western Alberta. These wells will be tested for production rates in the second quarter of 2006. In addition, the Company pre-set surface casing on 8 (6.8 net) wells of the first round of 2006 drilling at Wood River prior to the end of the quarter. These wells will be drilled out immediately following spring break-up. Rockyview's first quarter drilling program at Thunder was curtailed due to lack of rig availability and early break-up.

The Company's main focus during the first quarter concentrated on the compression, pipelining and tie-in of gas wells drilled at Wood River during the fourth quarter of 2005. By the end of the first quarter, 12 gross wells had been tied–in and placed on production, with another 12 gross wells on production by April 30, 2006.

	Three months ended March 31, 2006	Three months ended December 31, 2005
Corporate acquisition	**$ 67,279,786**	$ –
Land and lease	**563,866**	983,899
Geological and geophysical	**126,388**	119,916
Drilling and completions	**3,534,898**	7,140,633
Equipment and facilities	**4,769,983**	2,229,412
Capitalized administrative	**163,452**	139,531
Office	**16,353**	23,178
Net capital expenditures	**$ 76,454,726**	$ 10,636,569

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, the Company had drawn $20.0 million on its $30.0 million credit facility. Following the annual review of its independent reserves report, the Company's banker increased the credit line to $40.0 million. At May 10, 2006, the amount drawn on the bank line had increased to $26.5 million.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing

corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On May 10, 2006, there were 19,492,478 common shares outstanding, 894,172 outstanding warrants and 1,702,835 unvested stock options with an average exercise price of $5.40 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in Rockyview's annual report.

CRITICAL ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs.

OUTLOOK

The Company's capital budget for 2006 is set at $40.0 million, with plans to drill 84 (58 net) wells, of which 57 (39 net) wells are to target coalbed methane gas in the Horseshoe Canyon coals. The decline in natural gas prices and the delay in completing the tie-ins on the wells drilled in 2005 will result in lower than projected cash flow for 2006, resulting in a larger component of the 2006 capital program being financed by debt. Under appropriate circumstances, equity may be considered to pay down debt.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Rockyview Energy

NEWS RELEASE

Calgary, Alberta, May 12, 2006 – Rockyview Energy Inc. (TSX: RVE) Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its report for the three month period ended March 31, 2006.

The highlight of the quarter was closing the $67 million acquisition of Espoir Exploration Corp. ("Espoir"), a transaction that added approximately 935 boe per day of production in two core areas and an inventory of high quality exploration and development prospects. This complemented the solid base that Rockyview had established in the greater Wood River area of Central Alberta when it commenced operations in June 2005.

Shortly after completing the Espoir transaction, the Company announced a 36,000 acre farm-in at Thunder/Neerlandia, an area adjacent to the newly acquired lands. The terms of the farm-in call for Rockyview to drill four earning wells by mid-summer 2006, which will provide the Company with a rolling option on future drilling. One well was drilled and completed by the end of the first quarter. The balance of the three wells will be drilled by mid-July.

Capital expenditures (excluding the acquisition of Espoir) during the first quarter amounted to $9.17 million and comprised $4.77 million for facilities, $3.71 million on drilling and completions and $0.69 million on land and seismic. Our focus during the period was to complete the tie-ins and compression projects related to our 2005 drilling program, which saw the Company drill 55 (39 net) Belly River and Horseshoe Canyon CBM wells during the last one hundred days of the year, creating estimated net production additions of 5-6 mmcf per day that started to come on in increments in early March and will continue to do so until mid-summer, 2006. With most of that weighted to the second quarter, the impact on first quarter production was nominal. Results exceeded budget estimates, with the Horseshoe Canyon wells averaging in excess of 150 mcf per day over 30 – 60 day periods.

Notwithstanding the current gas price environment, Rockyview remains very bullish on the long-term prospects for the commodity and is committed to drilling identified prospects. Rockyview believes that it is important to maintain the momentum it established at the end of 2005 and into 2006 throughout the remainder of the year. Funding for the capital program will come from cash flow and debt. In that regard, the Company's credit facility has been increased to $40 million. Under appropriate circumstances, equity may also be considered.

The Company has now had an opportunity to examine the long-term drilling prospects it has in inventory. Among those that represent higher-impact well events is the potential resident in the Upper Mannville formation for CBM. The progress of this play type in Central and West-Central Alberta continues to expose Rockyview to a potentially large resource. With 55 net undeveloped sections of land prospective for CBM in the Upper Mannville, the Company is closely monitoring several horizontal drilling projects adjacent to its acreage. Although no capital has been allocated to drilling any Mannville CBM wells during 2006, Rockyview may revisit the issue later in the year.

Not withstanding the drilling success, shortages of skilled labour, equipment and material have made the execution of the capital program more complex and expensive. While Rockyview remains confident that it will continue to drill successful wells, the reality of the current environment is that projects will take longer to complete.

Steve Cloutier
President & Chief Financial Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended Mar-31 2006	Three months ended Dec-31 2005
FINANCIAL ($)		
Revenue before royalties	7,954,079	6,993,066
Net income (loss)	(80,297)	1,383,782
Per share - basic and diluted	(0.00)	0.11
Cash flow from operations	3,856,439	4,016,113
Per share - basic	0.21	0.33
Per share - diluted	0.20	0.33
Total assets	145,343,833	63,243,557
Working capital (deficiency)	(5,575,759)	949,643
Bank loan	20,000,000	-
Capital asset acquisitions	67,279,786	-
Capital expenditures	9,174,940	10,636,569
Market		
Shares outstanding		
End of period	19,492,478	12,049,077
Weighted average - basic	18,581,144	12,037,058
Weighted average - diluted	18,841,723	12,301,818
OPERATIONS		
Average daily production		
Light crude oil (bbl/d)	58	46
NGLs (bbl/d)	63	25
Natural gas (mcf/d)	10,022	5,682
Total (boe/d)	1,791	1,018
Average wellhead prices		
Light crude oil ($/bbl)	60.46	59.49
NGLs ($/bbl)	56.23	61.11
Natural gas ($/mcf)	7.90	11.97
Average ($/boe)	48.11	71.02
Operating netback ($/boe)	27.98	48.90

Management's Discussion and Analysis

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of May 10, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006, and the December 31, 2005 audited annual financial statements and related note disclosures. The December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation – The Company commenced operations in June 2005. Accordingly, there are no comparatives for this quarterly reporting period. The Company has, however, chosen to include the three month period ended December 31, 2005 for comparative purposes.

Non-GAAP Measurements - The MD&A contains the term "cash flow from operations", which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of cash flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and cash flow from operations can be found in the statement of cash flow in the unaudited consolidated financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating and transportation expenses.

BOE Presentation – The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.

Forward-Looking Statements – Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserves estimates, and estimates of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

PRODUCTION

Average daily production volumes	Three months ended March 31, 2006	Three months ended December 31, 2005
Light crude oil (bbl/d)	58	46
NGLs (bbl/d)	63	25
Natural gas (mcf/d)	10,022	5,682
Total (boe/d)	1,791	1,018

Production split		
Light oil and NGLs	7%	7%
Natural gas	93%	93%

On January 11, 2006, the Company closed the acquisition of Espoir Exploration Corp. ("Espoir") and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

The Company's focus during the first quarter of 2006 was the pipelining and tie-in of wells drilled at Wood River during the last quarter of 2005. These wells are being tied into a new 1,000 hp compression facility specifically designed to accommodate this new production. The installation of new compression facilities necessitated shutting-in production at Wood River for five days while pipelines were re-routed to the appropriate compressors.

Initial production rates from these Horseshoe Canyon CBM wells are averaging in excess of 150 mcf per day over a 30 to 60 day period which is higher than the Company's initial expectations.

Production for the week ended April 30, 2006 averaged 2,150 boe per day. The Company's production continues to be weighted 7% light oil and NGLs and 93% natural gas.

PETROLEUM AND NATURAL GAS SALES

	Three months ended March 31, 2006	Three months ended December 31, 2005
Light crude oil	$ 315,467	$ 253,481
NGLs	319,361	140,671
Natural gas	7,121,137	6,259,545
Royalty and other income	198,114	339,369
Gross oil and gas revenue	7,954,079	6,993,066
Per boe	$ 49.34	$ 74.64

The Company sells all of its gas into the spot market based on the Alberta AECO reference price. AECO spot averaged $7.48 per mcf in the first quarter of 2006, down 35% from the average of $11.60 per mcf received in the fourth quarter of 2005. Crude oil prices are derived from the West Texas Intermediate ("WTI") average price and the U.S. exchange rate. For the three months ended March 31, 2006, the WTI oil price averaged U.S.$63.81 and the $U.S./$Cdn. exchange rate averaged 1.1545 (Cdn. $0.866).

The average prices realized during the first quarter by the Company were $60.46 per bbl for light crude oil, $56.23 per bbl for NGLs and $7.90 per mcf for natural gas.

The first quarter of 2006 saw natural gas prices decline from year-end 2005 levels. Natural gas storage is currently 1.90 Tcf, approximately 60% higher than the 5 year average. With the crude oil to natural gas price ratio over 10, natural gas is inexpensive versus other energy products. While we do not expect to see an appreciable increase in natural gas prices during the next two quarters due to the higher volumes in storage, we do believe that the long term fundamentals for natural gas prices remain strong.

The Company has no hedging contracts in place, nor does it currently intend to hedge in 2006.

ROYALTIES

	Three months ended March 31, 2006	Three months ended December 31, 2005
Crown royalties	$ 1,490,391	$ 949,221
Freehold royalties	101,056	212,208
Overriding royalties	274,268	202,454
Total royalties	1,865,715	1,363,883
% of oil and gas revenue	23.5%	19.5%
Per boe	$ 11.57	$ 14.56

Royalties for the first quarter of 2006 averaged 23.5% of oil and gas revenue, up from 19.5% in the fourth quarter of 2005, and reflects expected higher royalty rates on higher productivity wells acquired from Espoir. Lower royalty rates applicable to lower productivity CBM wells will result in a reduction to the overall royalty rate for the balance of the year.

OPERATING EXPENSES

	Three months ended March 31, 2006	Three months ended December 31, 2005
Operating expense	$ 1,370,252	$ 894,128
Per boe	$ 8.50	$ 9.54

Operating expenses totalled $1,370,252 for the first quarter of 2006, or $8.50 per boe. The Company continued with its well workover and compressor maintenance program at Wood River and conducted a full compressor overhaul while production was shut-in for 5 days to accommodate the installation of new compression facilities. Both the 1,000 hp compressor added during the first quarter and a 1,200 hp compressor scheduled to be added during the third quarter of 2006, will reduce the volume of gas going through the existing compressor facilities, lessening the workload on that compressor and thereby reducing maintenance costs. The Company has successfully integrated the Espoir properties into its operations.

TRANSPORTATION COSTS

	Three months ended March 31, 2006	Three months ended December 31, 2005
Transportation expense	$ 208,591	$ 153,767
Per boe	$ 1.29	$ 1.64

Transportation costs for the quarter ended March 31, 2006 were $208,590, or $1.29 per boe and reflect lower pipeline tariffs on the Espoir properties.

OPERATING NETBACK

($ per boe)	Three months ended March 31, 2006	Three months ended December 31, 2005
Revenues	$ 49.34	$ 74.64
Royalties	(11.57)	(14.56)
Operating expense	(8.50)	(9.54)
Transportation	(1.29)	(1.64)
Operating netback	$ 27.98	$ 48.90

The operating netback for the first quarter of 2006 was $27.98, 42.8% lower than the previous quarter and reflects the significant decrease in natural gas prices combined with expected higher royalty rates on the Espoir properties during the period.

GENERAL AND ADMINISTRATIVE EXPENSES

		Three months ended March 31, 2006		Three months ended December 31, 2005
General and administrative - gross	$	923,999	$	898,713
Capital and operating recoveries		(323,655)		(379,741)
Capitalized		(163,452)		(139,531)
General and administrative - net	$	436,892	$	379,441
Per boe	$	2.71	$	4.05

General and administrative expenses for the three months ended March 31, 2006 totalled $436,892, or $2.71 per boe. The Company capitalized $163,452 of general and administrative costs associated with its exploration and development program during the first quarter. The Company's general and administrative expenses have increased on an overall basis as a result of the acquisition of Espoir, but decreased 33.1% on a per boe basis as a result of adding the Espoir production.

INTEREST EXPENSE

		Three months ended March 31, 2006		Three months ended December 31, 2005
Interest expense	$	216,190	$	-
Per boe	$	1.34	$	-

Prior to the acquisition of Espoir, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency of $12.73 million. The balance of the bank loan at March 31, 2006 was $20.00 million.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense and is recorded in the income statement over the vesting period of the options.

		Three months ended March 31, 2006		Three months ended December 31, 2005
Compensation expense	$	212,480	$	109,854
Per boe	$	1.32	$	1.17

For the quarter ended March 31, 2006, the Company had stock-based compensation of $212,480, or $1.32 per boe, reflecting the granting of 730,333 stock options during the period. The amount remaining for future recognition over the vesting period of the options is $2,242,820.

DEPLETION, DEPRECIATION AND ACCRETION

		Three months ended March 31, 2006		Three months ended December 31, 2005
Depletion and depreciation	$	3,606,663	$	1,675,787
Accretion		36,074		16,676
	$	3,642,737	$	1,692,463

Depletion and depreciation for the quarter amounted to $3,606,663 ($22.37 per boe), compared to $17.89 per boe in the fourth quarter of 2005. The increase in depletion and depreciation expense, on both an overall and on a per boe basis, is due to the cost associated with the Espoir acquisition. The accretion of the

asset retirement obligation for the quarter totalled $36,074 ($0.24 per boe) and also reflects the accretion of the asset retirement obligation assumed on the Espoir acquisition.

INCOME TAXES

For the first quarter of 2006, the Company recorded an income tax provision of $81,519. The Company recorded a future income tax liability of $13.89 million on the acquisition of Espoir.

CASH FLOW AND NET INCOME

Cash flow for the quarter ended March 31, 2006 was $3,856,439 or $0.21 per share basic ($0.20 diluted). This cash flow reflects the 35% decrease in the average AECO spot gas price during the period.

Net loss for the first quarter of 2006 was $80,297 or $0.00 per share basic and diluted.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006	2005		
	Q1	Q4	Q3	Q2
Revenue	7,954,079	6,993,066	5,711,873	490,215
Net income/(loss)				
Per share - basic and diluted	0.00	0.11	0.06	(0.02)
Cash flow from operations				
Per share - basic	0.21	0.33	0.27	0.16
Per share - diluted	0.20	0.33	0.27	0.13
Total assets	145,343,833	63,243,557	55,550,814	50,720,768
Bank loan	20,000,000	-	-	-

Total revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices in the first quarter of 2006. The increase in revenues in the first quarter of 2006 is due to the production volumes added from the Espoir acquisition. Cash flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

In the first quarter of 2006, the Company drilled 7 (4.1 net) wells, 3 (3.0 net) at Kneller and Bittern, 3 (0.5 net) in the Wood River area and 1 (0.6 net) at Thunder in western Alberta. These wells will be tested for production rates in the second quarter of 2006. In addition, the Company pre-set surface casing on 8 (6.8 net) wells of the first round of 2006 drilling at Wood River prior to the end of the quarter. These wells will be drilled out immediately following spring break-up. Rockyview's first quarter drilling program at Thunder was curtailed due to lack of rig availability and early break-up.

The Company's main focus during the first quarter concentrated on the compression, pipelining and tie-in of gas wells drilled at Wood River during the fourth quarter of 2005. By the end of the first quarter, 12 gross wells had been tied–in and placed on production, with another 12 gross wells on production by April 30, 2006.

	Three months ended March 31, 2006	Three months ended December 31, 2005
Corporate acquisition	$ 67,279,786	$ -
Land and lease	563,866	983,899
Geological and geophysical	126,388	119,916
Drilling and completions	3,534,898	7,140,633
Equipment and facilities	4,769,983	2,229,412
Capitalized administrative	163,452	139,531
Office	16,353	23,178
Net capital expenditures	$ 76,454,726	$ 10,636,569

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, the Company had drawn $20.0 million on its $30.0 million credit facility. Following the annual review of its independent reserves report, the Company's banker increased the credit line to $40.0 million. At May 10, 2006, the amount drawn on the bank line had increased to $26.5 million.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated cash flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On May 10, 2006, there were 19,492,478 common shares outstanding, 894,172 outstanding warrants and 1,702,835 unvested stock options with an average exercise price of $5.40 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

BUSINESS RISKS

No changes have been made to the Business Risks as stated in Rockyview's annual report.

CRITICAL ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs.

OUTLOOK

The Company's capital budget for 2006 is set at $40.0 million, with plans to drill 84 (58 net) wells, of which 57 (39 net) wells are to target coalbed methane gas in the Horseshoe Canyon coals. The decline in natural gas prices will result in lower than projected cash flow for 2006, resulting in a larger component of the 2006 capital program being financed by debt. Under appropriate circumstances, equity may be considered to pay down debt.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Consolidated Balance Sheet

(unaudited)

	March 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash	206,789	5,948,526
Accounts receivable	7,202,192	4,990,016
Other current assets	1,351,820	530,490
	8,760,801	11,469,032
Goodwill (note 3)	11,193,868	-
Future income taxes	-	2,961,870
Property, plant and equipment (note 4)	125,389,164	48,812,655
	$ 145,343,833	$ 63,243,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,336,561	$ 10,519,389
Long-term debt (note 7)	20,000,000	-
Future income taxes	11,005,470	-
Asset retirement obligations (note 4)	2,069,882	997,315
	47,411,913	11,516,704
SHAREHOLDERS' EQUITY		
Share capital (note 6)	94,871,514	48,797,413
Warrants (note 6)	572,270	573,487
Contributed surplus (note 6)	473,574	261,094
Retained earnings	2,014,562	2,094,859
	97,931,920	51,726,853
	$ 145,343,833	$ 63,243,557

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

Consolidated Statement of Operations and Retained Earnings

(unaudited)

	Three months ended March 31, 2006	Three months ended December 31, 2005
REVENUE		
Petroleum and natural gas	$ 7,954,079	$ 6,993,066
Royalties expense	(1,865,715)	(1,363,883)
	6,088,364	5,629,183
EXPENSES		
Operating	1,370,252	894,128
Transportation	208,591	153,767
General and administrative	436,892	379,441
Stock-based compensation	212,480	109,854
Interest	216,190	-
Depletion, depreciation and accretion	3,642,737	1,692,463
	6,087,142	3,229,653
Net income before income taxes	1,222	2,399,530
Current income tax expense	-	185,734
Future income tax expense	81,519	830,014
Net income (loss)	(80,297)	1,383,782
Retained earnings, beginning of period	2,094,859	-
Retained earnings, end of period	$ 2,014,562	$ 1,383,782
Net income (loss) per share - basic and diluted (note 6)	$ .00	$ 0.11

see accompanying notes to financial statements

Consolidated Statement of Cash Flows

(unaudited)

	Three months ended March 31, 2006	Three months ended December 31, 2005
Cash flows from operating activities		
Net income (loss)	(80,297)	$ 1,383,782
Items not affecting cash		
Depletion, depreciation and accretion	3,642,737	1,692,463
Stock-based compensation expense	212,480	109,854
Future income taxes	81,519	830,014
Cash flow from operations	3,856,439	4,016,113
Net change in non-cash working capital items	264,180	65,257
Net cash provided by operating activities	4,120,619	4,081,370
Cash flow from financing activities		
Issue of shares for cash upon exercise of warrants	10,005	-
Increase in bank loan	11,000,000	-
Purchase shares for cancellation	-	(229,797)
Net cash used in financing activities	11,010,005	(229,797)
Cash flow from investing activities		
Acquisition of Espoir Exploration Corp.	(8,487,278)	-
Additions to property, plant and equipment	(9,174,940)	(10,636,569)
Changes in non-cash working capital - investing items	(3,210,143)	4,476,960
Net cash used in investing activities	(20,872,361)	(6,159,609)
Change in cash during the period	(5,741,737)	(2,308,036)
Cash - beginning of period	5,948,526	8,256,562
Cash - end of period	$ 206,789	$ 5,948,526
Supplemental information:		
Interest paid	$ 217,317	$ -

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 (unaudited)

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005. Accordingly, there are no comparative financial statements for the three month period ended March 31, 2005. The Company has, however, chosen to include the three month period ended December 31, 2005 for comparative purposes.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal period ended December 31, 2005, other than the consolidation of the Company's wholly owned subsidiary, Rockyview Oil & Gas Ltd. The disclosures provided below are incremental to those included with the annual financial statements. The interim consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the period ended December 31, 2005.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill is tested at least annually for impairment. Impairment is charged to income during the period in which it is deemed to have occurred.

The test for impairment is the comparison of the book value of net assets to the fair value of the Company. If the fair value of the Company is less than its book value, the impairment loss is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their value. The excess of the Company's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

3. ACQUISITION OF ESPOIR EXPLORATION CORP.

On January 11, 2006, Rockyview acquired the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") and immediately changed its name to Rockyview Oil & Gas Ltd. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation and consideration paid is as follows:

	March 31,2006
Net assets acquired at assigned values	
Working capital deficiency	(3,729,629)
Property, plant and equipment	62,855,000
Undeveloped land and seismic	8,096,837
Goodwill	11,193,868
Bank loan	(9,000,000)
Asset retirement obligation	(980,098)
Future income taxes	(13,885,821)
Net assets acquired	54,550,157
Consideration given	
Common shares issued (7,441,499 shares)	46,062,879
Cash	8,324,883
Acquisition costs	162,395
	54,550,157

4. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	$ 132,813,509	$ 7,633,687	$ 125,179,822
Furniture and office equipment	255,135	45,793	209,342
	133,068,644	7,679,480	125,389,164

During the period the Company capitalized $163,452 of general and administrative expenses related to development activities. As at March 31, 2006, the depletion calculation excluded unproved properties of $13.1 million.

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	March 31 2006	December 31 2005
Balance, beginning of period	$ 997,315	$ -
Liabilities acquired	980,098	808,732
Liabilities incurred	56,395	153,951
Liabilities settled	-	-
Accretion expense	36,074	34,632
Balance, end of period	2,069,882	997,315

The total undiscounted amount of future cash flows required to settle the obligation at March 31, 2006 is $9,622,000.

6. SHARE CAPITAL

(a) Issued

Common shares:	Number	Amount
Balance - beginning of period	12,049,077	$ 48,797,413
Acquisition of Espoir	7,441,499	46,062,879
Issued on exercise of warrants	1,902	11,222
Balance - end of period	19,492,478	$ 94,871,514

Warrants:	Number	Amount
Balance - beginning of period	896,074	$ 573,487
Exercised	(1,902)	(1,217)
Balance - end of period	894,172	$ 572,270

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26.

(b) Stock Options

The following table sets forth a reconciliation of stock option plan activity during the period:

Stock options:	Number	Weighted Average Price
Balance - beginning of period	907,502	$ 4.86
Granted	730,333	5.98
Balance - end of period	1,637,835	$ 5.36
Exercisable - end of period	-	$ -

(c) Stock-Based Compensation

The fair value of options granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
11-Jan-06	730,333	29%	3.86%	3	$ 1,073,590
Unrecognized compensation at January 1, 2006					1,381,710
					2,455,300
Stock-based compensation recognized in period					(212,480)
Amount for future recognition					$ 2,242,820

(d) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Weighted Average Shares
Basic	18,581,144
Warrants	260,579
Diluted	18,841,723

7. BANK LOAN

At March 31, 2006, the Company had a $30.0 million revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The borrowing base is subject to a semi-annual review by the bank. On May 10, 2006, the credit facility was increased to $40.0 million.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

Investors are also cautioned that this news release contains the term reserve life index, which is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). Management believes that this measure is a useful supplemental measure of the length of time the reserves would be produced over at the rate used in the calculation. Investors are cautioned, however, that this measure should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as a measure of performance. Rockyview's method of calculating this measure may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rockyview Energy Inc.
Steve Cloutier
President & C.E.O.
(403) 538-5000
(403) 538-5050 (FAX)

OR

Rockyview Energy Inc.
Alan MacDonald
Vice President, Finance & C.F.O.
(403) 538-5000
(403) 538-5050 (FAX)
Website: www.rockyviewenergy.com

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

Exemption # 82-34899

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: __Rockyview Energy Inc._

Fiscal year end date used to calculate capitalization: __December 31, 2005_

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 12,068,699	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $5.36	
Market value of class or series	(i) X (ii) =	64,688,226(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	64,688,226

Participation Fee $7,500.0

(From Appendix A of the Rule, select the participation fee beside

the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = ______$$

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ______

ROCKYVIEW ENERGY INC.

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General Meeting of holders of common shares of Rockyview Energy Inc. (the "**Corporation**") held on April 20, 2006 (the "**Meeting**"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve fixing the number of members of the Board of Directors of the Corporation to be elected at the Meeting at five members.	Passed
2.	Ordinary resolution to approve the election of the five nominees to serve as directors of the Corporation until the next annual meeting of shareholders, or until their successors are duly elected or appointed, as described in the information circular of the Corporation dated May 14, 2006.	Passed
3.	Ordinary resolution to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors of the Corporation to fix their remuneration as such.	Passed